==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          -----------------------

                            FINAL AMENDMENT TO
                             SCHEDULE 14D-1/A
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                                    and
                              SCHEDULE 13D/A
                              (Rule 13d-101)
                             (Amendment No. 5)

                          -----------------------

                            ASA HOLDINGS, INC.
                             (Name of Issuer)

                           DELTA AIR LINES, INC.
                      DELTA AIR LINES HOLDINGS, INC.
                              DELTA SUB, INC.
                                 (Bidders)

                          -----------------------

                       Common Stock, $0.10 Par Value
                      (Title of Class of Securities)

                          -----------------------

                                04338Q 10 7
                   (CUSIP Number of Class of Securities)

                          -----------------------

                         Robert S. Harkey, Esquire
                  Senior Vice President - General Counsel
                           Delta Air Lines, Inc.
                 Hartsfield Atlanta International Airport
                             Atlanta, GA 30320
                              (404) 715-2387
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Bidders)

                          -----------------------

                              With Copies to:

                              Joseph Rinaldi
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY 10017
                              (212) 450-4000

                          -----------------------


                             February 22, 1999


   (Date Tender Offer First Published, Sent or Given to Security Holder)

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


---------------------------
   CUSIP No. 04338Q 10 7
---------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

     DELTA AIR LINES, INC.

     IRS IDENTIFICATION NO. 58-0218548
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                              (b)  [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     BK; WC; OO
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)                                                  [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,006,003
-------------------------------------------------------------------------------
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                    [ ]
-------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     91.18%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
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



---------------------------
   CUSIP No. 04338Q 10 7
---------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

      DELTA AIR LINES HOLDINGS, INC.

      IRS IDENTIFICATION NO. 51-0323487
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      AF
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                       [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,006,003
-------------------------------------------------------------------------------
8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                         [ ]
-------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      91.18%
-------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------


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



---------------------------
   CUSIP No. 04338Q 10 7
---------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

      DELTA SUB, INC.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [ ]
                                                                 (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      AF
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                      [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
-------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,011,003
-------------------------------------------------------------------------------
8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                        [ ]
-------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      63.15%
-------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 22, 1999, as amended and supplemented on March 3, 1999, March 5, 1999 and March 11, 1999 (the "Schedule 14D-1"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly-owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 (which are herein collectively referred to as the "Offer").

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(f) is hereby amended and supplemented as follows:

     On March 22, 1999, Delta issued a press release, attached hereto as Exhibit (a)(13), announcing that the Offer to purchase all outstanding shares of ASA common stock expired, as scheduled, at 12:00 midnight, New York City time, on Friday, March 19, 1999. The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(13)   Press Release issued by Delta, dated March 22, 1999.



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



     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 22, 1999                           DELTA AIR LINES, INC.


                                         By: /s/ Maurice W. Worth
                                            -----------------------------------
                                            Name:  Maurice W. Worth
                                            Title: Chief Operating Officer


                                         DELTA AIR LINES HOLDINGS, INC.


                                         By: /s/ Leslie P. Klemperer
                                            -----------------------------------
                                            Name:  Leslie P. Klemperer
                                            Title: Vice President and Secretary


                                         DELTA SUB, INC.


                                         By: /s/ Dean C. Arvidson
                                            -----------------------------------
                                            Name:  Dean C. Arvidson
                                            Title: Secretary



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


                                 EXHIBIT INDEX


Exhibit No.
-----------

  (a)(13)           Press Release issued by Delta, dated March 22, 1999.




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